FILER:

 COMPANY DATA:
 COMPANY CONFORMED NAME:              ALLIANT ENERGY CORPORATION
 CENTRAL INDEX KEY:
 STANDARD INDUSTRIAL CLASSIFICATION:  ELECTRIC AND OTHER SERVICES COMB. [4931]
 IRS NUMBER:                          391380265
 STATE OF INCORPORATION:              WI
 FISCAL YEAR END:                     12/31

 FILING VALUES:
 FORM TYPE:                           35-CERT
 SEC ACT:
 SEC FILE NUMBER:                     070-10052
 FILM NUMBER:

 BUSINESS ADDRESS:
 STREET 1:                            4902 N Biltmore Lane
 CITY:                                MADISON
 STATE:                               WI
 ZIP:                                 53718
 BUSINESS PHONE:                      608-458-3311

 MAILING ADDRESS
 STREET 1:                            P. O. BOX  77007
 CITY:                                MADISON
 STATE:                               WI
 ZIP:                                 53707





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-10052

REPORT PERIOD
October 1, 2002 through December 31, 2002

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself , Wisconsin Power and Light Company, Interstate Power and Light Company ("IPL"), and Alliant Energy Corporate Services, Inc. "Services") that during the period from October 1, 2002 through December 31, 2002 (the "Reporting Period"):


1(a). Alliant Energy Corporation issued commercial paper as follows:

                      October            November             December           Quarter
                    ----------------------------------------------------------------------------
Beginning Balance    $  76,750,000     $  194,360,000      $    77,232,000      $   76,750,000
Issued               $ 543,500,000     $1,773,500,000      $ 2,514,200,000      $4,827,907,000
Matured              $ 425,890,000     $1,890,628,000      $ 2,455,932,000      $4,769,157,000
Ending Balance       $ 194,360,000     $   77,232,000      $   135,500,000      $  135,500,000


1(b).The weighted average interest rate for the period for all short term debt was as follows:

                 October         2.199%
                 November        2.012%
                 December        1.917%
                 Quarter         2.0427%

1(c). Alliant Energy Corporation borrowed from Banks as follows:

                      October             November          December             Quarter
                     ---------------------------------------------------------------------------
Beginning Balance    $          0       $   75,000,000     $  445,000,000        $            0
Issued               $ 75,000,000       $  370,000,000     $            0        $  445,000,000
Matured              $          0       $            0     $ (360,000,000)       $ (360,000,000)
Ending Balance       $ 75,000,000       $  445,000,000     $   85,000,000        $   85,000,000

1(d).The weighted average interest rate for the period for the bank borrowings was as follows:

                 October         4.109%
                 November        2.928%
                 December        2.580%
                 Quarter         3.206%

2(a). Interstate Power and Light Company borrowed from bank as follows:

                      October            November            December            Quarter
                     ---------------------------------------------------------------------------
Beginning Balance    $          0       $ 50,000,000       $ 75,000,000        $          0
Issued               $ 50,000,000       $ 25,000,000       $          0        $ 75,000,000
Matured              $          0       $          0       $ 75,000,000        $ 75,000,000
Ending Balance       $ 50,000,000       $ 75,000,000       $          0        $          0


2(b).Weighted Average for the interest rate for the period for bank borrowings was as follows:

                 October         4.841%
                 November        4.129%
                 December        2.552%
                 Quarter         3.8410%

3(a).For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:

                                 Maximum
                 Maximum          Other         Maximum
                Money Pool      Short-Term       Total              SEC
Company         Borrowings      Borrowings      Borrowings         Limit
-------------  --------------  -------------- ----------------- ---------------

IPL (*)          56,287,183      75,000,000     75,000,000         250,000,000
WP&L     (**)             0      86,000,000     86,000,000                 NA
SERVICES (***)  127,136,647               0    127,136,647                 NA

     (*) IPL ceased borrowing from the Money Pool as of October 11, 2002.

    (**) All borrowings by WP&L from the Money Pool are exempt under Rule 52(a) and are shown here for information purposes only. WPL ceased borrowings from the Money Pool as of July 25, 2002.

   (***) Borrowings by Services are exempt under Rule 52(b) and are shown here for information purposes only.


4. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was 2.377%.

5. The maximum amount of AEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting Period, and its SEC limit as of the end of the Reporting Period, were as follows:

                Maximum         Maximum         Maximum
                Loans to        Corporate       Short-Term         SEC
                Money Pool      Borrowings      Borrowings         Limit

        AEC    144,305,359      404,094,641     548,400,000     1,000,000,000

________________

Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File 70-10052, and in accordance with the terms and conditions of the SEC's order dated June 21,2002, permitting said Application-Declaration to become effective.


DATED: February 14, 2003

                                ALLIANT ENERGY CORPORATION
                                INTERSTATE POWER AND LIGHT COMPANY
                                WISCONSIN POWER AND LIGHT COMPANY
                                ALLIANT ENERGY CORPORATE SERVICES INC.

                               BY:  ALLIANT ENERGY CORPORATION



                               BY:   /s/ Thomas L. Hanson
                                   _________________________________
                                   Thomas L. Hanson
                                   Vice President, Treasurer